PRESS RELEASE

Formula Systems Reports Results for Third Quarter of 2013 with Net Income of $5.2 Million, a Year over Year Increase of 10%

Third Quarter Revenues Increased by 8% Year-Over-Year to $197.3

Or Yehuda, Israel, November 13, 2013 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of software consulting services, computer-based business solutions, and proprietary software products, today announced its results for the third quarter of 2013.

Financial Highlights for the Third Quarter Ended September 30, 2013

•	Revenues for the third quarter ended September 30, 2013, increased 8% to $197.3 million compared to $182.0 million in the same period of 2012.

•	Operating income for the third quarter ended September 30, 2013, increased 5% to $14.8 million, compared to $14.0 million in the same period of 2012; Non-GAAP operating income for the third quarter ended September 30, 2013, decreased 2% to $17.5 million, compared to $17.9 million in the same period of 2012. Operating income was negatively impacted by seasonality, with the early timing of holidays compared to 2012.

•	Net income for the third quarter ended September 30, 2013, increased 10% to $5.2 million (or $0.36 per fully diluted share) compared to $4.7 million (or $0.33 per fully diluted share) in the same period of 2012. Non-GAAP net income for the third quarter ended September 30, 2013, increased 10% to $7.4 million compared to $6.7 million in the same period of 2012.

Financial Highlights for the Nine-Month Period Ended September 30, 2013

•	Revenues for the nine-month period ended September 30, 2013, increased 7% to $587.2 million compared to $546.5 million in the same period of 2012.

•	Operating income for the nine-month period ended September 30, 2013, increased 4% to $43.4 million compared to $41.9 million in the same period of 2012; Non-GAAP operating income for the nine-month period ended September 30, 2013, decreased 3% to $52.0 million compared to $53.5 million in the same period of 2012.

•	Net income for the nine-month period ended September 30, 2013, decreased 13% to $14.3 million (or $0.99 per fully diluted share) compared to $16.5 million (or $1.18 per fully diluted share) in the same period of 2012; Net income in 2012 included a net gain of $3.4 million resulting from the remeasurement of the Company’s investments, attributable to regaining a controlling interest in Sapiens. Non-GAAP net income for the nine-month period ended September 30, 2013, decreased 13% to $19.5 million compared to $22.5 million in the same period of 2012.

•	Formula’s consolidated cash and short-term and long-term investments in marketable securities totaled approximately $126.0 million, as of September 30, 2013.

•	Total equity on September 30, 2013 was $495.9 million, representing 54% of the total balance sheet.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “I am happy to report Formula’s third quarter results which reflect continuing strong financial performance across all of our subsidiaries, with both Sapiens and Magic recording record-breaking top-line results for the first nine months of 2013. During this quarter, Matrix has continued to benefit from its on-going investments in broadening its software service offerings and from winning new projects. Sapiens reached record-breaking revenues of $34.6 million for the third quarter with 20% year-over-year growth in revenues for the first nine months, thanks to increasing demand for its solutions across North America, Europe and Asia-Pacific, creating a strong financial foundation for its continued future growth. And with record income of $6.0 million from operating activity in the third quarter, Magic continues to reap the results of recent enhancements it has made to enrich its enterprise mobility, integration and services offerings, strengthening its position in these growth markets.”

Non-GAAP Financial Measures

This release includes non-GAAP operating income, net income, basic and diluted earnings per share and other non-GAAP financial measures. These non-GAAP measures exclude the following items:

•	Amortization of intangible assets derived from acquisitions;

•	Research and development capitalization and related amortization;

•	Share-based compensation;

•	Unwinding of discount in connection with liabilities due to acquisitions; and

•	Related tax effect of the above items.

Formula’s management believes that the purpose of such adjustments is to give an indication of Formula’s performance exclusive of non-cash charges and other items that are considered by management to be outside of Formula's core operating results.

This non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Formula believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Formula’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Formula’s results of operations in conjunction with the corresponding GAAP measures. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Formula

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
	Unaudited		Unaudited
Revenues	197,285	182,035	587,213	546,464
Cost of revenues	149,113	136,592	445,233	414,945

Gross profit	48,172	45,443	141,980	131,519
Research and development costs, net	3,879	3,722	11,859	8,933
Selling, general and administrative expenses	29,525	27,688	86,768	80,727

Operating income	14,768	14,033	43,353	41,859

Financial income (expenses), net	(1,447)	(1,072)	(5,013)	(4,831)

Income before taxes on income	13,321	12,961	38,340	37,028
Taxes on income	1,602	1,518	5,641	5,170

Income after taxes	11,719	11,443	32,699	31,858
Equity in gains (losses) of affiliated companies, net	(68)	-	(91)	3,719

Net income	11,651	11,443	32,608	35,577
Change in redeemable non controlling interests	388	1,448	1,745	2,791
Net income attributable to non-controlling interests	6,048	5,272	16,527	16,242

Net income attributable to Formula's shareholders	5,215	4,723	14,336	16,544

Earnings per share (basic)	0.38	0.34	1.05	1.22
Earnings per share (diluted)	0.36	0.33	0.99	1.18

Number of shares used in computing earnings per share (basic)	13,806,522	13,596,000	13,685,667	13,596,000
Number of shares used in computing earnings per share (diluted)	14,195,053	13,749,000	14,085,244	13,769,000

FORMULA SYSTEMS (1985) LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
	Unaudited		Unaudited

GAAP operating income	14,768	14,033	43,353	41,859
Amortization of capitalized software and other intangible assets	4,190	4,603	13,173	14,096
Capitalization of software development	(2,466)	(1,861)	(7,785)	(5,989)
Stock-based compensation	1,005	1,141	3,228	3,498
Total adjustments to GAAP	2,729	3,883	8,616	11,605
Non-GAAP operating income	17,497	17,916	51,969	53,464

GAAP net income attributable to Formula's shareholders	5,215	4,723	14,336	16,544
Amortization of capitalized software and other intangible assets	4,190	4,603	13,173	14,096
Capitalization of software development	(2,466)	(1,861)	(7,785)	(5,989)
Stock-based compensation	1,005	1,141	3,228	3,498
Non-controlling interest in amortization intangible assets	(1,535)	(1,351)	(3,403)	(4,090)
Unwinding of discount in connection with liabilities due to acquisitions	50	-	265	-
Deferred taxes on the above items	934	(522)	(278)	(1,528)
Total adjustments to GAAP	2,178	2,010	5,200	5,987
Non-GAAP net income attributable to Formula's shareholders	7,393	6,733	19,536	22,531

Non-GAAP earnings per share (basic)	0.54	0.50	1.43	1.66
Weighted average number of shares used in
computing earnings per share (basic)	13,806,522	13,596,000	13,685,667	13,596,000

Non-GAAP earnings per share (diluted)	0.50	0.49	1.33	1.64
Weighted average number of shares used in
computing earnings per share (diluted)	14,718,782	13,749,000	14,718,782	13,769,000

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2013	2012
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	108,981	111,238
Marketable securities	16,619	14,866
Trade receivables	198,462	201,886
Other accounts receivable	43,860	38,863
Inventories	3,415	2,149
Total current assets	371,337	369,002

LONG-TERM INVESTMENTS:
Marketable securities	437	331
Deferred Taxes	13,966	13,618
Investments in affiliated companyies	3,226	3,022
Prepaid expenses and other accounts receivable	11,254	5,285
Total long-Term Investments	28,883	22,256

SEVERANCE PAY FUND	71,283	66,799

PROPERTY, PLANTS AND EQUIPMENT, NET	23,684	21,459

NET INTANGIBLE ASSETS AND GOODWILL	415,402	401,404

TOTAL ASSETS	910,589	880,920

CURRENT LIABILITIES:
Liabilities to banks	28,123	23,607
Debentures	-	15,735
Trade payables	48,069	51,943
Deferred revenues	40,652	33,998
Other accounts payable	90,177	98,009
Total current liabilities	207,021	223,292

LONG-TERM LIABILITIES:
Liabilities to banks and others	71,676	64,659
Deferred revenue	5,116	1,346
Other long-term payables	19,743	19,010
Accrued severance pay	87,274	81,832
Total long-term liabilities	183,809	166,847

REDEEMABLE NON-CONTROLING INTEREST	23,872	22,363

EQUITY
Formula shareholders' equity	260,306	245,067
Non-controlling interests	235,581	223,351
Total equity	495,887	468,418

TOTAL LIABILITIES AND EQUITY	910,589	880,920